EXHIBIT 99.1

Canagold Confirms Near Surface High-Grade Gold, Including

53.8 gpt Au over 2.78 m and 18.0 gpt Au over 5.64 m in Y-Vein System at New Polaris

Vancouver, B.C. – February 06, 2023 – Canagold Resources Ltd. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CANA) (“Canagold” or “the Company”) is pleased to announce its high-grade gold assay results for 21 drill holes from the recently completed 9,000-metre drill program which has confirmed the high-grade and near-surface gold potential of the Y-Vein System at New Polaris.

Highlights of gold mineralized intervals and true widths (“m”)

•	53.8 gpt Au over 2.78 m [2.03 m] from 63.92 m down hole P22Y10 in the Y20 vein
•	18.0 gpt Au over 5.64 m from 120.08 m down hole P22Y15W1 in a previously unmodeled vein
•	9.64 gpt Au over 7.14 m [5.66 m] from 47.81 m down hole P22Y09 in the Y20 vein
•	12.5 gpt Au over 4.70 m [2.16 m] from 213.05 m down hole P22Y06 in the Y20 vein
•	11.0 gpt Au over 4.56 m [2.84 m] from 85.85 m down hole P22Y12 in the Y19 vein

The results from the Y-vein infill drill holes confirm the high-grade gold potential of the Y19 and Y20 veins, especially at shallower depths and over a strike length of 300 m that remains open to the north and the south. Grades and widths vary from very high-grade intervals, such as 53.8 gpt Au over a true width of 2.03 m from 63.92 m in hole P22Y10, to significant true widths of 5.66 m @ 9.64 gpt Au in hole P22Y09 for the Y20 vein. Both fit well within the resource parameters for the 2019 preliminary economic assessment mine plan*.

Intervals of 18.0 gpt Au over 5.64 m down hole at 120.08 m in hole P2215W1 and 19.5 gpt Au over 0.3 m down hole from 148.20 m in hole P22Y07A in previously unmodeled veins are indicative of the en echelon nature of the Y vein system. The final drill hole of P22Y25 was designed to intercept Y19 at a depth of 400 m below surface, 50 m deeper than any previous drill hole and returned an encouraging interval of 7.54 gpt Au over 4.15 m. The presence of parallel Y-veins with high-grade gold now being delineated by deeper drilling prove the continuation of the Y19 vein to depths that highlight the potential for the system to yield additional ounces of gold to the resource.

"Our high-grade drilling results demonstrate the significant potential for adding more ounces of gold from a new zone that is both completely separate and nearer to the surface in the C-West Main vein,” said Catalin Kilofliski, Canagold CEO. “It’s a most welcome and rewarding development for all of us at New Polaris as the Y-veins were not originally part of the mine plan from the 2019 Preliminary Economic Assessment. It is a further testament to the support we have received from all of our project stakeholders, including Company shareholders, Sun Valley Investments, our largest shareholder, the local community and the Taku River Tlingit First Nation.”

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The drill program was completed at the end of November, 2022 with a total of 8,940 metres drilled in 28 diamond core drill holes. One of the holes was designed to collect geotechnical data for underground development purposes as part of the feasibility study, and two additional holes were used to test a limestone unit that outcrops just south of the New Polaris deposit for possible use in ore processing. Three more drill holes targeted the C-vein system to improve the drill spacing at key locations. A total of 25 drill holes targeted the shallow high-grade Y-vein system.

The Y-vein system has two parallel, steeply dipping veins striking north–south (Y19 and Y20 veins) located just north of the main resource of the C-West Main vein. By infilling the previous drilling, the recently completed drill holes will improve the resource category from inferred to indicated level for inclusion in the feasibility study being conducted by Ausenco Engineering.

Technical Studies Update

The New Polaris Feasibility Study and the Environmental Assessment application preparations are progressing. Entry into the BC Environmental Assessment process is targeted for later in February and  completion of the Feasibility Study is expected to take about 12 months. Ausenco Engineering is conducting the Feasibility Study and Ausenco Sustainability the Environmental Assessment work.

Management Appointments

The Company would like to announce that Mr. Mihai Draguleasa will join the Company as Chief Financial Officer and Corporate Secretary, effective immediately.  Mr. Draguleasa is a Chartered Professional Accountant (CPA) with over fifteen years of accounting experience. He earned his CPA in Vancouver, British Columbia, while working in the multinational public accounting firms Deloitte and Ernst & Young. His mining related financial work experience at Deloitte and Ernst & Young included due diligence reviews, audits, and tax recoveries projects for large and medium mining companies.

Mr. Draguleasa replaces Mr. Philip Yee, who has resigned from his CFO and Corporate Secretary positions with the Company. The Board of Directors thanks Mr. Yee for his service and wishes him success in his future endeavours.

New Polaris Deposit Overview Click to Enlarge	Y-Vein Drilling Plan Map Click to Enlarge

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Y19 Vein Longitudinal Section Click to Enlarge	Y20 Vein Longitudinal Section Click to Enlarge

Cross Section 1200 Click to Enlarge	Cross Section 1250 Click to Enlarge

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Cross Section 1300 Click to Enlarge	Cross Section 1350 Click to Enlarge
Cross Section 1400 Click to Enlarge

*The New Polaris resource is contained within a preliminary economic assessment (“PEA”) report which was prepared by Moose Mountain Technical Services in the format prescribed by NI43-101 Standards of Disclosure for Mineral Projects and filed on SEDAR April 18, 2019.

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Table 1:  Drill Core Sample Results Details

Section	Vein	Hole ID	From (m)	To (m)	Interval (m)	True Width (m)	Au (gpt)
	Unknown	P22Y05	117.30	118.40	1.10		7.74
1350	Y19	P22Y05	123.00	124.00	1.00		1.86
1350	Y20	P22Y05	206.00	207.52	1.52	Mine Workings
1350	Y19	P22Y06	184.65	185.85	1.20		1.73
1400	Y20	P22Y06	213.05	217.75	4.70	2.16	12.5
		Including	214.10	215.00	0.90		19.8
		and	215.70	216.80	1.10		35.8
1350	Unknown	P22Y07A	67.20	70.63	3.43		6.46
		Including	69.98	70.63	0.65		29.0
1350	Y19	P22Y07A	87.25	92.86	6.86		0.48
1325	Y20	P22Y07A	115.83	121.76	5.91	4.65	2.24
1300	Unknown	P22Y07A	148.20	148.50	0.30		19.5
1250	Y20	P22Y08	40.95	50.00	9.05		0.25
1300	Y19	P22Y09	15.40	16.40	3.00		1.68
1300	Y20	P22Y09	47.81	54.95	7.14	5.66	9.64
1300	Unknown	P22Y09	77.00	79.30	2.30		8.72
1300	Unknown	P22Y10	28.70	32.20	3.50		7.44
		Including	31.60	32.20	0.60		18.2
1300	Y20	P22Y10	63.92	66.70	2.78	2.03	53.8
		Including	63.92	64.95	1.03		80.8
		Including	64.95	65.70	0.75		85.5
1300	Y19	P22Y10	86.89	88.11	1.22		6.76
1300	Unknown	P22Y10	111.58	114.40	2.82		4.88
		Including	111.58	112.40	0.82		14.45
1300	Unknown	P22Y11	43.09	45.34	2.25		15.6
1300	Y20	P22Y11	52.25	58.04	5.79	3.29	2.60
1300	Y19	P22Y11	75.11	77.12	2.01	1.16	4.74
1250	Unknown	P22Y12	13.35	14.35	1.00		17.2
1250	Unknown	P22Y12	32.32	34.28	1.96		10.8
1250	Y20	P22Y12	73.50	75.46	1.96	1.33	1.47
1250	Y19	P22Y12	85.85	90.41	4.56	2.84	11.0
		Including	86.60	87.44	0.84		42.5
1200	Y19	P22Y13	90.65	94.35	3.70	2.74	0.67
1200	Y20	P22Y13	137.40	143.50	6.10	4.53	7.06
		Including	142.62	143.50	0.88		24.5
1200	Unknown	P22Y14	53.55	58.59	5.04		1.64
1200	Y19	P22Y14	78.45	84.00	5.55	5.08	0.99
1200	Y20	P22Y14	99.62	107.73	8.11	5.22	1.37
1200	Unknown	P22Y14	113.00	114.65	1.65		3.73
1200	Unknown	P22Y15W1	120.08	125.72	5.64		18.0
		Including	122.00	122.86	0.86		31.9
		Including	124.77	125.72	0.95		38.7
1200	Unknown	P22Y16	72.58	74.00	1.42		37.6
1200	Y20	P22Y16	199.25	200.78	1.53	0.88	1.87
1200	Y20	P22Y17	300.63	304.30	3.67	2.26	5.10
1200	Unknown	P22Y18	280.77	281.68	0.91		12.7
1250	Y19	P22Y19	238.35	240.06	1.71	0.75	3.55
1250	Y20	P22Y19	293.89	298.08	4.19	2.20	1.60
1250	Unknown	P22Y20	174.51	176.83	2.32		4.17
1300	Unknown	P22Y21	232.80	238.35	5.55		3.89
1300	Y20	P22Y21	411.12	418.65	7.53	1.85	8.09
1300	Y20	P22Y22	315.90	319.30	3.40	2.03	6.71
		Including	318.45	319.30	0.85		23.0
1300	Unknown	P22Y23	167.00	169.30	2.30		9.72
1225	Unknown	P22Y24	88.47	92.00	3.53		9.53
1350	Unknown	P22Y25	324.10	326.10	2.00		10.81
1350	Y19	P22Y25	452.00	456.15	4.15	2.30	7.54

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Table 2:  Drill Hole Collar Information

Section	Hole ID	Mine East (m)	Mine North (m)	UTM East NAD83 Z8 (m)	UTM North NAD83 Z8 (m)	Elevation (m)	Dip (°)	Azimuth (°)	Final Depth (m)
1350	P22Y05	1774.5	1365.5	579570.0	6507645.0	21.7	-48	258	225
1400	P22Y06	1724.5	1371.5	579518.5	6507655.0	24.3	-57	289	248
1350	P22Y07A	1724.5	1371.5	579518.5	6507655.0	24.3	-45	235	173
1250	P22Y08	1656.6	1259.1	579454.4	6507536.3	22.9	-70	268	74
1300	P22Y09	1668.3	1307.6	579465.0	6507585.0	28.9	-70	268	101
1300	P22Y10	1615.5	1300.0	579412.4	6507576.3	39.4	-55	088	125.0
1300	P22Y11	1615.5	1300.0	579412.4	6507576.3	39.4	-45	088	101.0
1250	P22Y12	1588.0	1250.3	579385.9	6507526.1	37.9	-45	096	134.0
1200	P22Y13	1725.0	1200.0	579523.9	6507478.6	21.4	-58	270	161.0
1200	P22Y14	1725.0	1200.0	579523.9	6507478.6	21.4	-45	270	137.0
1200	P22Y15W1	1777.2	1195.0	579576.2	6507474.6	21.4	-58	262	302.0
1200	P22Y16	1777.2	1195.0	579576.2	6507474.6	21.4	-48	262	227.0
1200	P22Y17	1825.0	1200.0	579623.9	6507480.6	21.1	-58	265	332.0
1200	P22Y18	1825.0	1200.0	579623.9	6507480.6	21.1	-52	265	302.0
1250	P22Y19	1826.6	1251.0	579624.4	6507531.6	21.9	-58	270	326.0
1250	P22Y20	1826.6	1251.0	579624.4	6507531.6	21.9	-50	270	293.4
1300	P22Y21	1814.0	1290.0	579611.0	6507570.4	22.0	-63	270	425.0
1300	P22Y22	1814.0	1290.0	579611.0	6507570.4	22.0	-58	270	338.0
1300	P22Y23	1814.0	1290.0	579611.0	6507570.4	22.0	-48	270	266.0
1200	P22Y24	1772.2	1195.0	579576.2	6507474.6	21.4	-50	285	201.0
1325	P22Y25	1875.0	1325.0	579671.3	6507606.6	21.4	-62	275	470.0

New Polaris Overview

Canagold’s flagship asset is the 100% owned New Polaris Gold Mine project located in northwestern British Columbia about 100 kilometres south of Atlin, B.C. and 60 kilometres northeast of Juneau, Alaska. The property consists of 61 contiguous Crown-granted mineral claims and one modified grid claim covering 850 hectares. New Polaris lies within the Taku River Tlingit First Nation traditional territory. Canagold is committed to providing employment and business opportunities that help support the local economies in the vicinity of its exploration projects.

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The New Polaris gold deposit is an early Tertiary, mesothermal gold-bearing vein system occupying shear zones cross-cutting late Paleozoic andesitic volcanic rocks. It was mined by underground methods from 1938 to 1942, and again from 1946 to early 1951, producing approximately 245,000 oz gold from 740,000 tonnes of ore at an average grade of 10.3 gpt gold. Three main veins (“AB, C and Y”) were mined to a maximum depth of 150 m and have been traced by drilling for up to 1,000 m along strike and up to 800 m down dip, still open for expansion. The gold occurs dominantly in finely disseminated arsenopyrite within quartz-carbonate stock-work veins and altered wall-rocks. Individual mineralized zones extend up to 250 metres in length and 14 meters in width. Average widths more commonly range from 2 to 5 metres.

Drill Core Sampling and Quality Assurance – Quality Control Program

Drill core is geologically logged to identify the gold mineralized zones that are allocated unique sample number tickets and marked for cutting using a purpose-built diamond blade rock saw. Half core samples are collected in labelled bags and the other half remains in the original core box stored on site. Quality control (QC) samples including certified reference material standards, blanks and duplicates are inserted into the sample sequence at intervals of one in ten on a rotating basis to monitor laboratory performance and provide quality assurance (QA) of the assay results. Several sample bags are transported together in rice bags with unique numbered security tags attached and labelled with Company and lab contact information to ensure sample security and chain of custody during shipment to the lab.

The samples are submitted to the ALS Geochemistry lab in Yellowknife, NT for preparation and assaying. The entire sample is crushed to 70% passing -2 millimeters and a 250 gram aliquot is split and pulverized to 85% passing -75 microns. Analysis for gold is by 30 gram fire assay and gravimetric finish. A suite of 30 other elements including arsenic, antimony, sulfur and iron are analyzed by aqua-regia digestion Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES). ALS Canada Ltd. is accredited by the Standards Council of Canada and is an ISO/IEC 9001:2015 and 17025:2017 certified analytical laboratory in North America.

Qualified Person

Garry Biles, P.Eng, President & COO for Canagold Resources Ltd, is the Qualified Person who reviewed and approved the contents of this news release.

About Canagold

Canagold Resources Ltd. is a growth-oriented gold exploration company focused on advancing the New Polaris Project through feasibility and permitting. Canagold is also seeking to grow its assets base through future acquisitions of additional advanced projects. The Company has access to a team of technical experts that can help unlock significant value for all Canagold shareholders.

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On Behalf of the Board of Directors

“Catalin Kilofliski”

Catalin Kilofliski

Chief Executive Officer

For further information please contact:

Knox Henderson, VP Corporate Development

Tel: (604) 604-416-0337; Cell: (604) 551-2360

Toll Free: 1-877-684-9700

Email: knox@canagoldresources.com

Website: www.canagoldresources.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canagold, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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